SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

(Amendment No. 8)

GRAHAM HOLDINGS COMPANY

(formerly THE WASHINGTON POST COMPANY)

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

384637104

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 2 OF 10 PAGES

1	NAMES OF REPORTING PERSONS Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,727,765 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,765 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (see Item 5)
14	TYPE OF REPORTING PERSON* IN, HC

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 3 OF 10 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,727,765 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,765 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 4 OF 10 PAGES

1	NAMES OF REPORTING PERSONS National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 875,810 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,810 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 5 OF 10 PAGES

1	NAMES OF REPORTING PERSONS National Fire & Marine Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 648,165 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,165 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 6 OF 10 PAGES

1	NAMES OF REPORTING PERSONS National Indemnity Company of Mid America
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,494 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,494 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 7 OF 10 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Homestate Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 148,311 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,311 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 8 OF 10 PAGES

1	NAMES OF REPORTING PERSONS National Liability & Fire Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,985 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,985 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 9 OF 10 PAGES

This Amendment No. 8 to Schedule 13D amends and supplements the information set forth in Items 2, 4, 5.a., 6 and 7 of the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 1, 1973 (the “13D”), as subsequently amended thereafter, with respect to the shares of Class B Common Stock (“Class B Stock”) of Graham Holdings Company (formerly The Washington Post Company, the “Issuer”). This Amendment No. 8 also updates the previously reported information as to the beneficial ownership of Warren E. Buffett and of the following entities (collectively, the “Berkshire Entities”) — Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), National Indemnity Company, a Nebraska corporation (“NICO”), National Fire & Marine Insurance Company, a Nebraska corporation (“NFMIC”), National Indemnity Company of Mid America, an Iowa corporation (“NICMA”), Berkshire Hathaway Homestate Insurance Company (formerly Cornhusker Casualty Company) , a Nebraska corporation (“Homestate”), and National Liability & Fire Insurance Company, a Connecticut corporation (“NLFIC”) — of Class B Stock of the Issuer as of February 11, 2014. All changes in beneficial ownership percentages reported herein are solely as a result of a decrease in the total number of shares of Class B Stock issued and outstanding as reported by the Issuer since the filing of the most recent amendment to this 13D, and the Reporting Persons (Mr. Buffett and the Berkshire Entities are referred to herein collectively as “Reporting Persons”) have not purchased or sold any Class B Stock since that date.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as set forth below:

a . — c.; f. This Statement is filed by the Berkshire Entities and by Mr. Buffett, who may be deemed to control the Berkshire Entities. The information concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Berkshire Entities, the information concerning the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Buffett and each of the executive officers and directors of the Berkshire Entities is filed as Exhibit 1 hereto.

d.; e. During the last five years, none of the Berkshire Entities or Mr. Buffett, or, to their knowledge, any of the directors or executive officers of the Berkshire Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Issuer is discussing with Berkshire the possibility of Berkshire acquiring an as yet unformed subsidiary of the Issuer, which would own a business and would own certain other assets to be determined but which may include shares of Berkshire common stock owned by the Issuer, in exchange for all of the Reporting Persons’ shares of Class B Stock in a transaction that would be structured to be a tax-free split-off. Berkshire and the Issuer have not agreed on any terms for such a transaction, and may not reach any such agreement. In particular, while Berkshire believes that such a transaction could be viable based on a valuation of Class B Stock and Berkshire’s common stock at prices prevailing on the date of this Amendment No. 8, a change in such prices may cause such a transaction to no longer be viable. Substantial other issues would also need to be resolved to proceed with such a transaction. If Berkshire and the Issuer do determine to enter into such a transaction, Berkshire believes that the transaction and related definitive agreement would be subject to approval by the Issuer’s board of directors, which to Berkshire’s knowledge has not yet considered any such transaction. Berkshire does not expect any transaction to be agreed upon unless the transaction will be of substantial economic benefit to both parties.

If a transaction of the sort currently being discussed is not concluded, Berkshire or entities within the Berkshire group of companies may determine to acquire additional shares of Class B Stock, depending upon the performance of the Class B Stock in the market, market and general economic conditions, evaluation of alternative investments, price, availability of funds, and other factors, or may determine from time to time to sell some or all of its Class B Stock, based upon the same set of factors.

Item 5. Interest in Securities of the Issuer.

Item 5.a. is hereby amended and restated in its entirety as set forth below:

        a. NICO is the holder of 875,810 shares of Class B Stock, which, to the knowledge of the Reporting Persons, constitute approximately 14.1% of the Issuer’s outstanding Class B Stock. NFMIC is the holder of 648,165 shares of Class B Stock, which, to the knowledge of the Reporting Persons, constitute approximately 10.4% of the Issuer’s outstanding Class B Stock. NICMA is the holder of 18,494 shares of Class B Stock, which, to the knowledge of the Reporting Persons, constitute approximately 0.3% of the Issuer’s outstanding Class B Stock. Homestate is the holder of 148,311 shares of Class B Stock, which, to the knowledge of the Reporting Persons, constitute approximately 2.4% of the Issuer’s outstanding Class B Stock. NLFIC is the holder of 36,985 shares of Class B Stock, which, to the knowledge of the Reporting Persons, constitute approximately 0.6% of the Issuer’s outstanding Class B Stock. The percentages of outstanding shares stated herein are based on the number of shares of Class B Stock disclosed as outstanding on the Issuer’s Form 10-Q filed with the Commission on November 6, 2013.

Mr. Buffett may be deemed to control Berkshire, which controls NICO, NFMIC, NICMA, Homestate and NLFIC. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the shares of Class B Stock held by NICO, NFMIC, NICMA, Homestate and NLFIC.

To the knowledge of the Reporting Persons, no other officers or directors of any of the Berkshire Entities have beneficial ownership of the Class B Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The voting agreement with respect to the Class B Stock between the Berkshire Entities and Donald Graham, dated as of February 25, 1977, as described and set forth in Amendments No. 5 and No. 6 to this 13D filed with the Commission on March 7, 1977 and January 12, 1979, respectively, and as extended and amended on September 13, 1985 and May 15, 1996, was further extended on July 6, 2006 (with a termination date (which may be extended) of February 24, 2017).

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit No.	Description

1	Certain Information About the Reporting Persons and the Executive Officers and Directors of the Reporting Persons

2	Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 10 OF 10 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: February 12, 2014

WARREN E. BUFFETT

/s/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President

NATIONAL INDEMNITY COMPANY

By:	/s/ DALE D. GEISTKEMPER
Name:	Dale D. Geistkemper
Title:	Treasurer and Controller

NATIONAL FIRE & MARINE INSURANCE COMPANY

By:	/s/ DALE D. GEISTKEMPER
Name:	Dale D. Geistkemper
Title:	Treasurer and Controller

NATIONAL INDEMNITY COMPANY OF MID AMERICA

By:	/s/ DALE D. GEISTKEMPER
Name:	Dale D. Geistkemper
Title:	Treasurer and Controller

BERKSHIRE HATHAWAY HOMESTATE INSURANCE COMPANY

By:	/s/ DONALD F. WURSTER
Name:	Donald F. Wurster
Title:	President

NATIONAL LIABILITY & FIRE INSURANCE COMPANY

By:	/s/ DALE D. GEISTKEMPER
Name:	Dale D. Geistkemper
Title:	Treasurer and Controller

Exhibit 1

CERTAIN INFORMATION ABOUT THE REPORTING PERSONS

AND THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the Berkshire Entities and (ii) the name and title of each executive officer and director of the Berkshire Entities, his or her business address, his or her present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted, and his or her country of citizenship.

(1) Berkshire Hathaway Inc.

Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), is a holding company engaged through its subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through its insurance subsidiaries. The principal office of Berkshire is located at 3555 Farnam Street, Omaha, Nebraska 68131. The executive officers of Berkshire are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, and Marc D. Hamburg, Senior Vice President and Chief Financial Officer. The directors of Berkshire are Warren E. Buffett, Charles T. Munger, Howard G. Buffett, Susan L. Decker, William H. Gates, David S. Gottesman, Charlotte Guyman, Donald R. Keough, Thomas S. Murphy, Ronald L. Olson, Walter Scott, Jr., and Meryl B. Witmer.

(2) National Indemnity Company

National Indemnity Company, a Nebraska corporation (“NICO”), is a property and casualty insurance company. The principal office of NICO is located at 3024 Harney Street, Omaha, Nebraska 68131. The executive officers of NICO are Donald F. Wurster, President, Ajit Jain, Executive Vice President, Phillip M. Wolf, Senior Vice President, Scott R. Doerr, Senior Vice President, Sunil C. Khanna, Senior Vice President, Dale Geistkemper, Treasurer and Controller, and J. Michael Gottschalk, Secretary. The directors of NICO are Donald F. Wurster, Phillip M. Wolf, Marc D. Hamburg, Brian G. Snover, J. Michael Gottschalk, Ajit Jain, and Daniel J. Jaksich.

(3) National Fire & Marine Insurance Company

National Fire & Marine Insurance Company, a Nebraska corporation (“NFMIC”), is a property and casualty insurance company. The principal office of NFMIC is located at 3024 Harney Street, Omaha, Nebraska 68131. The executive officers of NFMIC are Donald F. Wurster, President, J. Michael Gottschalk, Vice President and Secretary, and Dale D. Geistkemper, Treasurer and Controller. The directors of NFMIC are J. Michael Gottschalk, Marc D. Hamburg, Ajit Jain, and Donald F. Wurster.

(4) National Indemnity Company of Mid America

National Indemnity Company of Mid America, an Iowa corporation (“NICMA”), is a property and casualty insurance company. The principal office of NICMA is located at 3024 Harney Street, Omaha, Nebraska 68131. The executive officers of NFMIC are Donald F. Wurster, President, J. Michael Gottschalk, Secretary, and Dale D. Geistkemper, Treasurer and Controller. The directors of NFMIC are J. Michael Gottschalk, Marc D. Hamburg, Daniel J. Jaksich, and Donald F. Wurster.

(5) Berkshire Hathaway Homestate Insurance Company

Berkshire Hathaway Homestate Insurance Company, a Nebraska corporation (“Homestate”), is a property and casualty insurance company. The principal office of Homestate is located at 3333 Farnam Street, Suite 300, Omaha, Nebraska 68131. The executive officers of Homestate are Donald F. Wurster, President, Andrew R. Linkhart, Chief Financial Officer, and Jackie L. Perry, Secretary and Treasurer. The directors of Homestate are J. Michael Gottschalk, Joseph G. Casaccio, Thomas J. Mortland, and Donald F. Wurster.

(6) National Liability & Fire Insurance Company

National Liability & Fire Insurance Company, a Connecticut corporation (“NLFIC”), is a property and casualty insurance company. The principal office of NLFIC is located at 3024 Harney Street, Omaha, Nebraska 68131. The executive officers of NLFIC are Donald F. Wurster, President, Ajit Jain, Executive Vice President, Phillip M. Wolf, Senior Vice President, Scott R. Doerr, Senior Vice President, Sunil C. Khanna, Senior Vice President, Dale Geistkemper, Treasurer and Controller, and J. Michael Gottschalk, Secretary. The directors of NLFIC are Donald F. Wurster, Phillip M. Wolf, Marc D. Hamburg, Brian G. Snover, J. Michael Gottschalk, and Ajit Jain.

Name	Principal Occupation	Business Address	Country of Citizenship
Howard G. Buffett	President of Buffett Farms and the Howard G. Buffett Foundation	407 Southmoreland Place, Decatur, Illinois 62521, which is the same address for Buffett Farms and BioImages	United States

Warren E. Buffett	Chairman and Chief Executive Officer of Berkshire	3555 Farnam Street, Omaha, Nebraska 68131	United States

Joseph G. Casaccio	Vice President of NICO	3024 Harney Street, Omaha, Nebraska, 68131	United States

Susan L. Decker	Former President of Yahoo! Inc., a global internet brand	P.O. Box 69, Belvedere, California 94920	United States

Scott R. Doerr	Senior Vice President of NICO	3024 Harney Street, Omaha, Nebraska, 68131	United States

William H. Gates	Co-Chair of the Bill and Melinda Gates Foundation	4110 Carillon Point, Kirkland, Washington 98033	United States

Dale D. Geistkemper	Treasurer and Controller of NICO	3024 Harney Street, Omaha, Nebraska 68131	United States

David S. Gottesman	Senior Managing Director of First Manhattan Company, an investment advisory firm	437 Madison Avenue, New York, New York 10022	United States

J. Michael Gottschalk	Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131	United States

Charlotte Guyman	Director of UW Medicine, an academic medical center	1127 Evergreen Point Road, Medina, Washington 98039	United States

Marc D. Hamburg	Senior Vice President and Chief Financial Officer of Berkshire	3555 Farnam Street, Omaha, Nebraska 68131	United States

Ajit Jain	Executive Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131	United States

Daniel J. Jaksich	Vice President and Controller of Berkshire	3555 Farnam Street, Omaha, Nebraska 68131	United States

Donald R. Keough	Chairman of Allen and Company Incorporated, an investment banking firm	DMK International 200 Galleria Parkway, Atlanta, Georgia 30339	United States

Sunil C. Khanna	Senior Vice President of NICO	3024 Harney Street, Omaha, Nebraska, 68131	United States

Andrew R. Linkhart	Chief Financial Officer of Homestate	3333 Farnam Street, Suite 300, Omaha, Nebraska, 68131	United States

Thomas J. Mortland	Vice President of Homestate	3333 Farnam Street, Suite 300, Omaha, Nebraska, 68131	United States

Charles T. Munger	Vice Chairman of Berkshire	355 South Grand Avenue, 34th Floor, Los Angeles, California 90071-1560	United States

Thomas S. Murphy	Former Chairman and Chief Executive Officer of Capital Cities/ABC	c/o ABC Inc., 77 West 66th Street, New York, New York 10023	United States

Ronald L. Olson	Partner in the law firm of Munger, Tolles & Olson LLP	355 South Grand Avenue, 35th Floor, Los Angeles, California 90071-1560	United States

Jackie L. Perry	Secretary and Treasurer of Homestate	3333 Farnam Street, Suite 300, Omaha, Nebraska, 68131	United States

Walter Scott, Jr.	Chairman of the Board of Directors of Level 3 Communications, Inc., which is engaged in telecommunications and computer outsourcing	1025 El Dorado Boulevard, Broomfield, Colorado 80021, which is the same address for Level 3 Communications, Inc.	United States

Brian G. Snover	Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131	United States

Meryl B. Witmer	Principal, Eagle Capital Partners L.P.	655 Third Avenue, New York, NY 10017	United States

Phillip M. Wolf	Senior Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131	United States

Donald F. Wurster	President of NICO	3024 Harney Street, Omaha, Nebraska 68131	United States

EXHIBIT 2

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13D, and amendments thereto, with respect to the Class B Common Stock of Graham Holdings Company may be filed in a single statement on behalf of each such person, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13D filings required to be made by it with the Securities and Exchange Commission.

Dated: February 12, 2014	/S/ WARREN E. BUFFETT
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

Dated: February 12, 2014	/S/ MARC D. HAMBURG
	By:	Marc D. Hamburg
	Title:	Senior Vice President

NATIONAL INDEMNITY COMPANY

Dated: February 12, 2014	/S/ DALE D. GEISTKEMPER
	By:	Dale D. Geistkemper
	Title:	Treasurer and Controller

NATIONAL FIRE & MARINE INSURANCE COMPANY

Dated: February 12, 2014	/S/ DALE D. GEISTKEMPER
	By:	Dale D. Geistkemper
	Title:	Treasurer and Controller

NATIONAL INDEMNITY COMPANY OF MID AMERICA

Dated: February 12, 2014	/S/ DALE D. GEISTKEMPER
	By:	Dale D. Geistkemper
	Title:	Treasurer and Controller

BERKSHIRE HATHAWAY HOMESTATE INSURANCE COMPANY

Dated: February 12, 2014	/S/ DONALD F. WURSTER
	By:	Donald F. Wurster
	Title:	President

NATIONAL LIABILITY & FIRE INSURANCE COMPANY

Dated: February 12, 2014	/S/ DALE D. GEISTKEMPER
	By:	Dale D. Geistkemper
	Title:	Treasurer and Controller